BREEN

FINANCIAL

CORP

PROXY VOTING POLICY

November 1, 2005

TABLE OF CONTENTS

I.	BOARDS OF DIRECTORS	4
	Election of Directors	4
	Declassified Boards	9
	Director Term Limits	9
	Director Age Limits	10
	Requiring Two or More Nominees per Board Seat	10

II.	FINANCIAL REPORTING	11
	Auditor Ratification	11
	Pension Accounting Issues	11
	Reporting Contributions and Political Spending	12

III.	THE LINK BETWEEN COMPENSATION AND PERFORMANCE	13
	Equity Based Compensation Plans	13

162(m)Plans	14
Director Compensation Plans	15
Options Expensing	15
Limits on Executive Compensation	15
Linking Pay to Social Criteria	15
Full Disclosure of Executive Compensation	15

IV.	GOVERNANCE STRUCTURE	16
	Anti-Takeover Measures	16

Authorized Shares	16
Advanced Notice Requirements for Shareholder Ballot Proposals	17
Voting Structure	17
Transaction of Other Business at an Annual or Special Meeting of Shareholders	18
Offshore Reincorporation	18

V. SHAREHOLDER INITIATIVES AND MANAGEMENT OF THE FIRM	19
Labor Standards and Human Rights	19
Workplace Diversity	20
Military and US Government Business Policies	21
Foreign Government Business Policies	21
Environmental Policies	21

THE BREEN FINANCIAL APPROACH

Breen Financial views proxy voting as a mechanism for shareholders to protect and promote shareholder wealth.

In the pages that follow, we detail policy guidelines that inform every voting recommendation we make. This document is not, however, a substitute for careful application of these broad principles to the specific situations facing the companies whose proxies we vote. We believe that a “one-size-fits-all” approach to governance or proxy voting will not lead to the sort of value creation that shareholders seek. That is why we use a contextual approach; one that factors in the reality of the company being analyzed.

POLICY OVERVIEW

I. BOARDS OF DIRECTORS

Election of Directors

Breen Financial looks for talented boards with a proven record of protecting shareholders and delivering value over the medium- and long-term. We believe that boards working to protect and enhance the best interests of shareholders typically possess the following three characteristics: (1) independence; (2) a record of positive performance; and (3) members with a breadth and depth of experience.

Independence

We classify directors into three categories based on the type of relationships they have with the company:

1.

Independent Director - A director is independent if she has no material[1] financial, familial[2] or other current relationships with the company[3], its executives or other board members except for service on the board and standard fees paid for that service. Relationships that have existed within three (3) years prior to the inquiry are usually considered to be “current” for purposes of this test.

2.

Affiliated Director - A director is affiliated if she has a material financial, familial or other relationship with the company or its executives, but is not an employee of the company. [5] This includes directors whose employers have a material financial relationship with the Company. In addition, we view a director who owns or controls 25% or more of the company’s voting stock as an affiliate.[6]

3.

Inside Director – An inside director is one who simultaneously serves as a director and as an employee of the company. This category may include a chairman of the board who acts as an employee of the company or is paid as an employee of the company.

1 “Material” as used herein means a relationship where the dollar value exceeds 20% of the fees paid to board members (excluding meeting fees and non-cash compensation).

2 “Familial” as used herein includes a person’s spouse, parents, children, siblings, grandparents, uncles, aunts, cousins, nieces and nephews, including in-laws, and anyone (other than domestic employees) who shares such person’s home.

3 “Company” includes any parent or subsidiary in a consolidated group with the company or any entity that merged with, was acquired by, or acquired the company.

5 In every instance in which a company classifies one of its non-employee directors as non-independent,

that director will be classified as an affiliate by Breen Financial.

6 We view 25% shareholders as affiliates because they typically have access to and involvement with the management of a company that is fundamentally different from that of ordinary shareholders. In addition,

25% holders may regularly have interests that diverge from those of ordinary holders, for a variety of reasons.

Voting Recommendations on the Basis of Independence

Breen Financial believes that a board will most effectively perform the oversight necessary to protect the interests of shareholders if it is independent. In general, we feel that at least two-thirds of the members of the board should consist of independent directors. In the event that more than one third of the members are affiliated or inside directors, we may withhold votes from some of the inside and/or affiliated directors in order to satisfy the two-thirds threshold we believe is appropriate.

We are firmly committed to the belief that only independent directors should serve on a company’s audit, compensation, nominating and governance committees. We may withhold votes for any affiliated or inside director seeking appointment to an audit, compensation, nominating or governance committee or who has served in that capacity in the past year.

In addition, we apply heightened scrutiny to avowedly “independent” chairmen and lead directors. We believe that they should be unquestionably independent or the company should not tout them as such.

Performance

Breen Financial votes in favor of governance structures that will drive performance and create shareholder value. The most crucial test of a board’s commitment to the company and to its shareholders lies in the actions of the board and its members. We look at the performance of these individuals in their capacity as board members and executives of the company and in their roles at other companies where they may have served.

Voting Recommendations on the Basis of Performance:

We disfavor directors who have a track record of poor performance in fulfilling their responsibilities to shareholders at any company where they have held a board or executive position. We may withhold votes from:

Board Members Generally:

•	A director who fails to attend a minimum of 75% of the board meetings and applicable committee meetings.
•	A director who belatedly filed a significant form(s) 4 or 5, or has a pattern of late filings (We look at these forms on a case-by-case basis).
•	A director who is also the CEO of a company where a serious restatement has occurred after the CEO certified the pre-restatement financial statements.

Audit committee members:

•	All members of an audit committee that re-appointed an auditor that we no longer consider to be independent.
•	All members of an audit committee where the auditor has resigned and reported that a

Section 10A Letter has been issued.

•	All members of an audit committee at a time when accounting fraud occurred at the company.
•	All members of an audit committee at a time when financial statements had to be restated due to negligence or fraud.
•	All members of an audit committee if the company repeatedly fails to file its financial reports in a timely fashion.
•	All members of an audit committee at a time when the company fails to report or to have its auditor report material weaknesses in internal controls.
•

The audit committee chair if the committee failed to put auditor ratification on the ballot for shareholder approval for the upcoming year and fees for the past two years are reasonable (i.e. audit plus audit-related fees are higher than tax fees and higher than all other fees).

•

All members of an audit committee if the committee failed to put auditor ratification on the ballot for shareholder approval, if the non-audit fees or tax fees exceed audit plus audit-related fees in either the current or the prior year.

•

The audit committee chair if the committee does not have a financial expert or has a financial expert who does not have a demonstrable financial background sufficient to understand the financial issues unique to public companies.

•	The audit committee chair if the audit committee did not meet at least 4 times during the year.

Compensation committee members:

•	All members of the compensation committee (during the relevant time period) if excessive employment agreements and/or severance agreements were entered into.
•

All members of the compensation committee if performance goals were changed (i.e., lowered) when employees failed or were unlikely to meet original goals or performance-based compensation was paid despite goals not being attained.

•	All members of the compensation committee if excessive employee perquisites and benefits were allowed.
•	The compensation committee chair, if the compensation committee did not meet during the year, but should have (e.g., executive compensation was restructured or a new executive was hired).

Governance committee members:

•

All members of the governance committee during whose tenure the board failed to implement a shareholder proposal with a direct and substantial impact on shareholders and their rights (i.e., where the proposal received a sufficient number (i.e., at least a majority of shares voting) of shareholder votes to allow the board to implement or take the necessary precursor steps toward implementing that proposal).

•	The governance committee chair when the roles of the CEO/Chairman have not been split and a lead or presiding director has not been appointed.
•	The governance committee chair when the appointed lead or presiding director is not considered independent according to our standards.

Nominating committee members:

•

All members of the nominating committee when the committee nominated or re-nominated an individual who had a significant conflict of interest or whose past actions demonstrated a lack of integrity or inability to represent shareholder interests.

•	The nominating committee chair, if the nominating committee did not meet during the year, but should have (i.e., new directors were nominated).
•

In the absence of a governance committee, the nominating committee chair when the roles of the CEO/Chairman have not been split and a lead or presiding director has not been appointed or the appointed lead/presiding director is not considered independent according to our standards.

Experience

A director’s past conduct is often indicative of future conduct. We often find directors with a history of overcompensating executives or with a history of serving on boards where significant and avoidable disasters have occurred, reappearing at companies that follow these same patterns.

Voting Recommendations on the Basis of Experience:

We may withhold votes from directors who have served on boards or as executives of companies with track records of poor performance, overcompensation, audit or accounting related issues and/or other indicators of mismanagement or actions against the interests of shareholders.

Likewise, we look carefully at the backgrounds of those who serve on the key committees of the board to ensure that they have the required skills and diverse backgrounds to make informed and well-reasoned judgments about the subject matter for which the committee is responsible.

Other Considerations

In addition to the three key characteristics we analyze in evaluating board members, we may consider the following issues in casting votes.

Voting Recommendations on the Basis of Other Considerations:

Irrespective of the overall presence of independent directors on the board, we believe that a board should be wholly free of people who have an identifiable and substantial conflict of interest. Accordingly, we may withhold votes from the following types of affiliated or inside directors.

Conflict of Interest

•

CFO who presently sits on the board. In our view, the CFO holds a unique position relative to financial reporting and disclosure to shareholders. Because of the critical importance of financial disclosure and reporting, we believe the CFO should report to and not sit on the board.

•

Director who presently sits on an excessive number of boards. The academic literature on this subject suggests that board members spend approximately 200 hours per year per board on which they serve. We believe this limits the number of boards directors can serve on effectively, especially those who are running another company.

•

Director or a director who has an immediate family member, who provides material professional services to the company at any time during the past five years. The one exception to this is for a representative of a law firm where the firm serves as general counsel to the company (or the board member serves as general counsel) if there is 1/3 or fewer affiliates and insiders on the board, including that director. These services may include legal, consulting or financial services to the company. We question the need for the Company to engage in consulting relationships with its directors.

•

Director or a director who has an immediate family member, who engages in airplane, real estate or other similar deals, including perquisite type grants from the company. Directors who receive these sorts of payments from the company will have to make unnecessarily complicated decisions that may pit their interests against those of the shareholders they serve.

•

Interlocking directorships. CEOs or other top executives who serve on each other’s boards create an interlock that poses conflicts that should be avoided to ensure promotion of shareholder interests above all else.

While we do not believe that there is a universally applicable optimum board size, we do believe that boards should have a minimum of five directors in order to ensure that there is a sufficient diversity of views and breadth of experience in every decision the board makes and to enable the formation of key board committees with independent directors. At the other end of the spectrum, we believe that boards whose size exceeds 15 will typically suffer under the weight of “too many cooks in the kitchen” and have difficulty reaching consensus and making timely decisions.

To that end, we typically vote against entire boards with fewer than 5 directors. With boards consisting of more than 20 directors, we typically vote against the members of the nominating and governance committee(s). For boards with between 15 and 20 directors, we make a case-by-case determination.

Controlled Companies

Controlled companies present an exception to our independence recommendations. The board of directors’ function is to protect the interests of shareholders; however, when a single individual or entity owns more than 50% of the voting shares, then the interests of the majority of shareholders are the interests of that entity or individual. Consequently, Breen Financial does not tend to withhold votes from boards whose composition reflects the makeup of the shareholder population. In other words, affiliates and insiders who are associated with the controlling entity are not subject to the two-thirds independence rule.

The independence exceptions that we make for controlled companies are as follows:

•

We do not require that controlled companies have boards that are at least two-thirds independent. So long as the insiders and/or affiliates are connected with the controlling entity, we accept the presence non-independent board members.

•	The compensation committee and nominating and governance committee(s) do not need to consist of independent directors.
•

We believe that controlled companies do not need to have standing nominating and corporate governance committees. The unique composition of controlled companies’ shareholder base make such a committee both less powerful and less relevant.

•

We do not require compensation committees at controlled companies to be independent. Controlled companies serve a unique shareholder population whose voting power ensures the protection of its interests.

•

Controlled companies do not need to have an independent chairman or a lead or presiding director. Controlled companies serve a unique shareholder population whose voting power ensures the protection of its interests.

We do not make independence exceptions for controlled companies in the case of audit committee membership. Audit committees need to consist solely of independent directors. Regardless of the company’s controlled status, the interests of all shareholders must be protected by ensuring the integrity and accuracy of the company’s financial statements.

Declassified Boards

Breen Financial favors the repeal of staggered boards and the annual election of directors. We believe that staggered boards are less accountable to shareholders than boards that are elected annually. Furthermore, we feel that the annual election of directors encourages board members to focus on the interests of shareholders.

Breen Financial supports the declassification of boards and the annual election of directors.

Director Term Limits

Breen Financial believes that term limits are typically not in the best interests of shareholders. In our view, the experience of directors through their service over time can be a valuable asset to shareholders as directors navigate complex and critical issues faced by the board. However, we understand and support the need for periodic director rotation to ensure a fresh perspective in the board room and the generation of new ideas and business strategies. Therefore, in certain circumstances, we support term limits that are set at not less than 10 years.

Director Age Limits

Breen Financial believes that age limits are not in the best interests of shareholders. The experience of directors through their service over time can be a valuable asset to shareholders as directors navigate complex and critical issues faced by the board. While we understand and support the need for periodic director rotation to ensure a fresh outlook and perspective in the board room and the generation of new ideas and business strategies, we do not believe age limits are the best mechanism to accomplish this goal.

Further, age limits unfairly imply that older directors (or in rare cases, younger) cannot contribute to the oversight of a company. We believe shareholders would be better off focusing their efforts on monitoring the board’s approach to corporate governance and their stewardship of the company’s performance than imposing “one size fits all” limits that don’t necessarily correlate with returns or benefits for shareholders.

Requiring Two or More Nominees per Board Seat

There have been a number of shareholder proposals in recent years that have attempted to address a growing sentiment among shareholders that director elections should be more than just for show. One such proposal requires that the board give shareholders a choice of directors for every seat in every election.

Breen Financial generally supports shareholder resolutions seeking to open the election process to multiple nominees or requiring a minimum threshold of support for a director’s election. Accordingly, we typically vote in favor of these types of proposals.

II. FINANCIAL REPORTING

Auditor Ratification

We believe the role of the auditor is crucial in protecting shareholder value. In our view, shareholders should demand the services of an objective and well-qualified auditor at every company in which they hold an interest. Like directors, auditors should be free from conflicts of interest and should assiduously avoid situations that require them to make choices between their own interests and the interests of the public they serve. Almost without exception, shareholders should be given the opportunity to review the performance of the auditor annually and ratify the board’s selection of an auditor for the coming year.

Voting Recommendations Regarding Ratification of the Auditor:

We generally support management's recommendation regarding the selection of an auditor except in cases where we believe the independence of a returning auditor or the integrity of the audit has been compromised. Where the board has not allowed shareholders to exercise their right and responsibility to review and ratify the auditor, we typically withhold votes from the chairman of the audit committee of the board and occasionally from the entire audit committee in exceptional situations.

Reasons why we may not recommend ratification of the auditor include:

•	When audit fees added to audit-related fees total less than the tax fees and/or less than other non-audit fees.
•	If there have been any recent restatements or late filings by the company where the auditor bears some responsibility for the restatement or late filing (e.g. a restatement due to a reporting error).
•	When the auditor performs tax shelter work or work for a contingent type fee including a fee based on a percentage of economic benefit to the company.
•	When audit fees are excessively low, especially when compared with other companies in the same industry.
•	When the company has aggressive accounting policies.
•	When the company has poor disclosure or lack of transparency in its financial statements.
•	We also look for other relationships or issues of concern with the auditor that might suggest a conflict between the interests of the auditor and the interests of shareholders.

Pension Accounting Issues

Breen Financial believes that pension credits should not be included in measuring income used to award performance-based compensation. Many of the assumptions used in accounting for retirement plans are subject to the discretion of a company, and management would have an obvious conflict of interest if pay were tied to pension income. In our view, projected income from pensions does not truly reflect a company's performance.

Reporting Contributions and Political Spending

Breen Financial believes that disclosure regarding how a company uses its funds is an important component of corporate accountability to shareholders. However, the area of campaign contributions is heavily regulated by federal, state and local laws. We believe that the mechanism for disclosure and the standards for giving are best left to the board.

III. COMPENSATION

Equity Based Compensation Plans

We believe that equity compensation awards are a useful tool, when not abused, for retaining and incentivizing employees to engage in conduct that will improve the performance of the Company.

We recognize that equity-based compensation programs have important differences from cash compensation plans and bonus programs. Accordingly, we take factors such as the administration of the plan, the method and terms of exercise, repricing history and express or implied rights to reprice, the presence of evergreen provisions and other factors into account in our decisions.

Option Exchanges

Breen Financial views option repricing plans and option exchange programs with great skepticism. Shareholders have substantial, real downside risk in owning stock and we believe that the employees, officers and directors that receive stock options should be similarly situated to align interests optimally. Moreover, a predictable pattern of repricing or exchanges substantially alters the value of the stock option in the first instance; options that will practically never expire deeply out of the money are worth far more than options that have such a risk. In short, repricings and option exchange programs change the bargain between shareholders and employees after the bargain has been struck. Repricing is tantamount to a re-trade.

There is one circumstance in which a repricing or option exchange program is acceptable, namely, if the value of a stock has declined dramatically because of macroeconomic or industry trends (rather than specific company issues) and repricing is necessary to motivate and retain employees. In this circumstance, we think it fair to conclude that option grantees may be suffering from a risk that was not foreseeable when the original equity-based compensation “bargain” was struck. In such a circumstance, we will support a repricing only if the following conditions are true:

•	Officers and board members do not participate in the program;
•	The stock decline mirrors the market or industry price decline in terms of timing and approximates the decline in magnitude.
•	The exchange is value neutral or value creative to shareholders with very conservative assumptions and recognition of the adverse selection problems inherent in voluntary programs.
•	Management and the board make a cogent case for needing to incentivize and retain existing employees, such as being in a competitive employment market.

Performance Based Options

Breen Financial believes in performance-based equity compensation plans for senior executives. We feel that executives should be compensated with equity when their performance and that of the company warrants such rewards. While we do not believe that equity-based compensation plans for all employees need to be based on overall company performance, we do support such limitations for grants to senior executives (although even some equity-based compensation of senior executives without performance criteria is acceptable, such as in the case of moderate incentive grants made in an initial offer of employment).

We generally vote in favor of performance based option requirements.

162(m) Plans

Section 162(m) of the Internal Revenue Code allows companies to deduct compensation in excess of $1 million for the CEO and the next four most highly compensated executive officers upon shareholder approval of the excess compensation. Breen Financial recognizes the value of executive incentive programs and the tax benefit of shareholder-approved incentive plans. We also believe that this provision allows shareholders to provide important review and consent of executive compensation, a subject that has raised some troubling concerns at several companies over the past few years.

Given the shareholder approval requirement of section 162(m), we believe that companies must provide reasonable disclosure to shareholders so that they can make sound judgments about the reasonableness of the proposed plan. In order to allow for meaningful shareholder review, we believe that these proposals should generally include: specific performance goals; a maximum award pool; and a maximum award amount per employee. Where companies fail to provide the very minimum disclosure set forth above or where the proposed plan is excessive when compared with those of the companies’ peers, we typically recommend against the plan.

Director Compensation Plans

Breen Financial believes that non-employee directors should receive compensation for the time and effort they spend serving on the board and its committees. In particular, we support compensation plans that include option grants or other equity-based awards, which help to align the interests of outside directors with those of shareholders. Director fees should be competitive in order to retain and attract qualified individuals. However, excessive fees represent a financial cost to the company and threaten to compromise the objectivity and independence of non-employee directors. Therefore, a balance is required.

Options Expensing

Breen Financial strongly supports the expensing of stock options. We will always recommend a vote in favor of a proposal to expense stock options.

Limits on Executive Compensation

As a general rule, Breen Financial believes that shareholders should not be involved in setting executive compensation. Such matters should be left to the board's compensation committee. We view the election of directors, and specifically those who sit on the compensation committee, as the appropriate mechanism for shareholders to express their disapproval or support of board policy on this issue.

However, Breen Financial favors performance-based compensation as an effective means of motivating executives to act in the best interests of shareholders. Performance-based compensation may be limited if a CEO's pay is capped at a low level rather than flexibly tied to the performance of the Company.

Limits on Executive Stock Options

Stock options are a common form of compensation for senior executives. Options are a very important component of compensation packages to attract and retain experienced executives and other key employees. Tying a portion of an executive's compensation to the performance of the company also provides an excellent incentive to maximize share values by those in the best position to affect those values.

Linking Pay to Social Criteria

Breen Financial believes that ethical behavior is an important component of executive performance and should be taken into account when evaluating performance and determining compensation. Breen Financial also believes, however, that the board and specifically its compensation committee are in the best position to set policy on management compensation. Shareholders can hold the board's compensation committee accountable for the compensation awarded through the election of directors.

Full Disclosure of Executive Compensation

Breen Financial believes that disclosure of information regarding compensation is critical to allowing shareholders to evaluate the extent to which a company's pay is keeping pace with its performance. Shareholders are unlikely to need or be able to use information based on the individual level except in the case of senior corporate officers.

While we are in favor of full disclosure for senior executives and we view information about compensation at the aggregate level (e.g. number of employees being paid over a certain amount or in certain categories) potentially very useful, we do not believe that shareholders need or will benefit from detailed reports about individual management employees other than the most senior executives.

IV. GOVERNANCE STRUCTURE

ANTI-TAKEOVER MEASURES

Poison Pills (Shareholder Rights Plans)

Breen Financial believes that poison pill plans generally are not in the best interests of shareholders. Specifically, they can reduce management accountability by substantially limiting opportunities for corporate takeovers. Rights plans can thus prevent shareholders from receiving a buy-out premium for their stock. Typically we vote against these plans to protect shareholders financial interests and ensure that they have the opportunity to consider any offer for their shares, especially those at a premium.

We believe that boards should be given wide latitude in directing the activities of the company and charting the company's course. However, on an issue such as this, where the link between the financial interests of shareholders and their right to consider and accept buyout offers is so substantial, we believe that shareholders should be allowed to vote on whether or not they support such a plan's implementation.

Right of Shareholders to Call a Special Meeting

Breen Financial strongly supports the right of shareholders to call special meetings. However, in order to prevent abuse and waste of corporate resources by a very small minority of shareholders, we believe that such rights should be limited to a minimum threshold of at least 15% of the shareholders requesting such a meeting. A lower threshold may leave companies subject to meetings whose effect might be the disruption of normal business operations in order to focus on the interests of only a small minority of owners.

Shareholder Action by Written Consent

Breen Financial strongly supports the right of shareholders to act by written consent. However, in order to prevent abuse and waste of corporate resources by a very small minority of shareholders, we believe that such rights should be limited to a minimum threshold of at least 15% of the shareholders requesting action by written consent. A lower threshold may leave companies subject to meetings whose effect might be the disruption of normal business operations in order to focus on the interests of only a small minority of owners.

Authorized Shares

Breen Financial believes that adequate capital stock is important to the operation of a company. We typically review four common reasons why a company might need additional capital stock beyond what is currently available:

•	Stock Split
•	Shareholder Defenses
•	Financing for Acquisitions

•	Financing for Operations

Issuing additional shares can dilute existing holders in limited circumstances. Further, the availability of additional shares, where the board has discretion to implement a poison pill, can often serve as a deterrent to interested suitors. Accordingly, where we find that the company has not detailed a plan for use of the proposed shares, or where the number of shares far exceeds those needed to accomplish a detailed plan, we typically vote against the authorization of additional shares.

Advance Notice Requirements for Shareholder Ballot Proposals

We believe it is best for shareholders to have the opportunity to review and vote on all proposals and director nominees that arise. Shareholders can always vote against those proposals that appear with little prior notice. However, shareholders, as owners of the business, are capable of identifying those issues where they have sufficient information and ignoring those where they do not. Setting arbitrary notice restrictions simply limits the opportunity for shareholders to raise issues that may come up after the arbitrary window closes until the following year’s annual meeting.

Accordingly, we vote against these proposals.

Voting Structure

Cumulative Voting

Cumulative voting can play an especially important role where a board is controlled mainly by insiders or affiliates and where the company’s ownership structure includes one or more very large shareholders that typically control a majority-voting block of the company’s stock. In those situations, shareholders need the protections of cumulative voting to ensure their voices are heard.

We review these proposals on a case-by-case basis factoring in the independence of the board and the status of the company’s governance structure. However, we typically find that these proposals are on ballots where independence is lacking and appropriate checks and balances that favor shareholders are not in place. In those instances we typically vote in favor of cumulative voting.

Supermajority Vote Requirements

Breen Financial believes that supermajority vote requirements act as impediments to shareholder action on ballot items that are critical to shareholder interests.

We typically vote against such proposals.

Transaction of Other Business at an Annual or Special Meeting of Shareholders

We typically vote to not give proxy to management to vote on any other business items that may properly come before the annual meeting. In our opinion, granting unfettered discretion is unwise.

U.S. to Offshore Reincorporation

We generally oppose “corporate inversion” transactions, which generally involve a move from the United States to a country with lower corporate tax rates. While we recognize that there are often significant tax advantages to the company from such a reincorporation, there are real and substantial disadvantages, namely: (i) these transactions constitute a taxable event under section 367 of the Internal Revenue Code, such that shareholders will recognize a gain to the extent that the share price at closing exceeds their basis in the stock; (ii) shareholders often have fewer rights in these foreign jurisdictions (and what rights they do have are certainly less well understood and harder to enforce), including, for example, that Bermuda does not allow for automatic enforcement of U.S. judgments such as derivative action judgments; (iii) there are potential economic and political ramifications – such as denial to federal contracts -- that could substantially injure the fundamental business operations and success of the company; and (iv) the tax advantages may be short-lived – or even illusory. Accordingly, we will rarely, if ever, be supportive of an inversion transaction that involves a reincorporation outside of the United States.

V. SHAREHOLDER INITIATIVES

Breen Financial evaluates shareholder proposals on a case-by-case basis. We generally favor proposals that are likely to increase shareholder value and/or promote and protect shareholder rights. We typically prefer to leave decisions regarding day-to-day management of the business and policy decisions related to political, social or environmental issues to management and the board except when we see a clear and direct link between the proposal and some economic or financial issue for the company.

LABOR STANDARDS AND HUMAN RIGHTS

Breen Financial supports proposals that seek to protect human rights, improve workplace diversity, and advance equal employment opportunities.

Vote CASE-BY-CASE on requests for reports detailing the company’s operations in a particular country and steps to protect human rights, based on:

•	The nature and amount of company business in that country
•	The company’s workplace code of conduct
•	Proprietary and confidential information involved
•	Company compliance with U.S. regulations on investing in the country
•	Level of peer company involvement in the country

Vote CASE-BY-CASE on proposals to implement certain human rights standards at company facilities or those of its suppliers and to commit to outside, independent monitoring. In evaluating these proposals, the following may be considered:

•	The company’s current workplace code of conduct or adherence to other global standards and the degree they meet the standards promulgated by the proponent
•	Agreements with foreign suppliers to meet certain workplace standards
•	Whether company and vendor facilities are monitored and how
•	Company participation in fair labor organizations
•	Type of business
•	Proportion of business conducted overseas
•	Countries of operation with known human rights abuses
•	Whether the company has been recently involved in significant labor and human rights controversies or violations
•	Peer company standards and practices
•	Union presence in company’s international factories

Generally vote FOR reports outlining vendor standards for compliance unless any of the following apply:

•	The company does not operate in countries with significant human rights violations
•	The company has no recent human rights controversies or violations, or

•	The company already publicly discloses information on its vendor standards compliance.

WORKPLACE DIVERSITY

Generally vote FOR reports on the company’s efforts to diversify the board, unless:

•	The board composition is reasonably inclusive in relation to companies of similar size and business or
•	The board already reports on its nominating procedures and diversity initiatives

Vote CASE-BY-CASE on proposals asking the company to increase the representation of women and minorities on the board, taking into account:

•	The degree of board diversity
•	Comparison with peer companies
•	Established process for improving board diversity
•	Existence of independent nominating committee
•	Use of outside search firm
•	History of EEO violations

Generally vote FOR reports outlining the company’s affirmative action initiatives unless all of the following apply:

•	The company has well-documented equal opportunity programs
•	The company already publicly reports on its company-wide affirmative initiatives and provides data on its workforce diversity, and
•	The company has no recent EEO-related violations or litigation.

Vote AGAINST proposals seeking information on the diversity efforts of suppliers and service providers, which can pose a significant cost and administration burden on the company.

Generally vote FOR reports outlining the company’s progress towards the Glass Ceiling Commission’s business recommendations, unless:

•	The composition of senior management and the board is fairly inclusive
•	The company has well-documented programs addressing diversity initiatives and leadership development
•	The company already issues public reports on its company-wide affirmative initiatives and provides data on its workforce diversity, and
•	The company has had no recent, significant EEO-related violations or litigation

Vote FOR proposals seeking to amend a company’s EEO statement in order to prohibit discrimination based on sexual orientation, unless the change would result in excessive costs for the company.

Vote AGAINST proposals to extend company benefits to or eliminate benefits from domestic partners. Benefits decisions should be left to the discretion of the company.

MILITARY AND US GOVERNMENT BUSINESS POLICIES

Breen Financial generally does not support resolutions that call for shareholder approval of policy statements for or against government programs that are subject to thorough review by the Federal Government and elected officials at the national level.

FOREIGN GOVERNMENT BUSINESS POLICIES

Breen Financial believes that worldwide business policies are best left to management and the board, absent a showing of egregious or illegal conduct that might threaten shareholder value. We believe that board members can be held accountable for these issues when they face re-election.

ENVIRONMENTAL POLICIES

Breen Financial votes on all proposals referenced in the “Environmental Policies” section according to what we believe to be in the best economic interests of shareholders

Vote CASE-BY-CASE on proposals asking the company to implement price restraints on pharmaceutical products, taking into account:

•	Whether the proposal focuses on a specific drug and region
•	Whether the economic benefits of providing subsidized drugs (e.g., public goodwill) outweigh the costs in terms of reduced profits, lower R&D spending, and harm to competitiveness
•	The extent that reduced prices can be offset through the company’s marketing budget without affecting R&D spending
•	Whether the company already limits price increases of its products
•	Whether the company already contributes life-saving pharmaceuticals to the needy and Third World countries
•	The extent that peer companies implement price restraints

Vote AGAINST proposals asking companies to voluntarily label genetically engineered (GE) ingredients in their products or alternatively to provide interim labeling and eventually eliminate GE ingredients due to the costs and feasibility of labeling and/or phasing out the use of GE ingredients.

Vote CASE-BY-CASE on proposals asking for a report on the feasibility of labeling products containing GE ingredients taking into account:

•	The relevance of the proposal in terms of the company's business and the proportion of it affected by the resolution.

•	The quality of the company’s disclosure on GE product labeling and related voluntary initiatives and how this disclosure compares with peer company disclosure.
•	Company’s current disclosure on the feasibility of GE product labeling, including information on the related costs.
•	Any voluntary labeling initiatives undertaken or considered by the company.

Vote CASE-BY-CASE on proposals asking for the preparation of a report on the financial, legal, and environmental impact of continued use of GE ingredients/seeds.

•	The relevance of the proposal in terms of the company's business and the proportion of it affected by the resolution.
•	The quality of the company’s disclosure on risks related to GE product use and how this disclosure compares with peer company disclosure.
•	The percentage of revenue derived from international operations, particularly in Europe, where GE products are more regulated and consumer backlash is more pronounced.

Vote AGAINST proposals seeking a report on the health and environmental effects of genetically modified organisms (GMOs). Health studies of this sort are better undertaken by regulators and the scientific community.

Vote AGAINST proposals to completely phase out GE ingredients from the company's products or proposals asking for reports outlining the steps necessary to eliminate GE ingredients from the company’s products. Such resolutions presuppose that there are proven health risks to GE ingredients (an issue better left to federal regulators) that outweigh the economic benefits derived from biotechnology.